[UnitedHealth Group Incorporated Letterhead]

March 20, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	UnitedHealth Group Incorporated

Registration Statement on Form S-4

File No. 333-216153

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, UnitedHealth Group Incorporated hereby requests that the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-216153) (the “Registration Statement”) and declare the Registration Statement effective as of Wednesday, March 22, 2017, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact David Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

UnitedHealth Group Incorporated

By:	/s/ Richard J. Mattera
Name:	Richard J. Mattera
Title:	Assistant Secretary

cc:	David R. Crandall, Esq., Hogan Lovells US LLP

James E. Langston, Esq., Cleary Gottlieb Steen & Hamilton LLP